Exhibit 12.1

Statement Regarding the Computation of Ratio of Earnings to Fixed Charges

						9 Months
	Year End.	Year End.	Year End.	Year End.	Year End.	Ended
	1999	2000	2001	2002	2003	2004
RATIO OF EARNINGS TO FIXED CHARGES:
Earnings:
Pretax (loss)	$(25,990)	$(46,427)	$(27,835)	$(17,634)	$(10,390)	$(8,809)
Add:
Interest expense	243	1,858	130	123	17	3
Interest factor of rental expense (b)	200	211	268	459	351	86
Minority interest in loss of subsidiary		1,464	48

Total Earnings	(25,547)	(42,894)	(27,389)	(17,052)	(10,022)	(8,720)

Fixed Charges:
Interest expense	243	1,858	130	123	17	3
Preference security dividends (a)	—	1,585	—	—	—	—
Interest factor of rental expense (b)	200	211	268	459	351	86

Total fixed charges	443	3,654	398	582	368	89

Deficiency of earnings to cover fixed charges	$(25,990)	$(46,548)	$(27,787)	$(17,634)	$(10,390)	$(8,809)

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Earnings	$(25,547)	$(42,894)	$(27,389)	$(17,052)	$(10,022)	$(8,720)
Fixed Charges:
Interest expense	243	1,858	130	123	17	3
Preference security dividends (a)	—	1,585	—	—	—	—
Interest factor of rental expense (b)	200	211	268	459	351	86
Preferred stock expense (c)	227	—	1,360	—	402	217

Total fixed charges & dividends	670	3,654	1,758	582	770	306

Deficiency to cover fixed charges and preferred dividends	$(26,217)	$(46,548)	$(29,147)	$(17,634)	$(10,792)	$(9,026)

(a) COMPUTATION OF PREFERENCE SECURITY DIVIDENDS:
Consolidated subsidiary preferred dividends		951
Tax effect	60%	60%	60%	60%	60%	60%

Total	—	1,585	—	—	—	—

(b) COMPUTATION OF INTEREST FACTOR OF RENTAL EXPENSE:
Operating rental expense	601	637	808	1382	1058	258
Interest factor	33%	33%	33%	33%	33%	33%

Total	200	211	268	459	351	86

(c) COMPUTATION OF PREFERRED STOCK EXPENSE:
Preferred dividends	136		816		241	130
Tax effect	60%	60%	60%	60%	60%	60%

Total	227	0	1,360	0	402	217